UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                             Strayer Education, Inc.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    863236105
                                 (CUSIP Number)
James T. Byrnes, Jr.                                with copies to:
Taunus Corporation                                   Timothy Goodell, Esq.
31 West 52nd Street                                  White & Case LLP
New York, New York 10019                             1155 Avenue of the Americas
212-469-5000                                         New York, NY 10036
                                                     212-819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                  ------------

CUSIP No. 863236105              SCHEDULE 13D/A                Page 2 of 4 Pages


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation*         I.R.S. Identification No. 13-4060471

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED                          11,867
BY EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            10,475
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,867
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.11%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


* In accordance with Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Taunus Corporation, a holding company that is a wholly owned subsidiary of Deutsche Bank A.G. Taunus Corporation is a separate operating unit of Deutsche Bank A.G. This filing does not reflect securities beneficially owned by any other business unit of Deutsche Bank A.G., and Taunus Corporation expressly disclaims beneficial ownership of any such securities.

CUSIP No. 863236105              SCHEDULE 13D/A                Page 3 of 4 Pages

                                 SCHEDULE 13D/A

                             Strayer Education, Inc.

     This Amendment No. 5 amends and terminates the Schedule 13D filed on March 26, 2001 ("Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on October 9, 2002 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on November 15, 2002 ("Amendment No. 3") and as further amended by Amendment No. 4 to Schedule 13D filed on November 21, 2002 ("Amendment No. 4"), relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Company"), the principal executive offices of which are located at 1025 15th Street, N.W. Washington D.C. 20005. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4, as applicable.

     This Amendment No. 5 to the Schedule 13D terminates the filing obligations of Taunus Corporation ("Taunus"), because Taunus is currently the beneficial owner of less than 5% of the Common Stock. As part of the transaction among DB Capital Partners L.P., MidOcean Partners, L.P. (the "Buyer") and various other parties on February 21, 2003, the securities positions held by DB Capital Partners L.P. were transferred to the Buyer.

Item 5.  Interest in Securities of the Issuer

     The response to this item is deleted in its entirety and replaced by the following:

     "(a) As of the date of this Amendment No. 5, Taunus may be deemed to be the beneficial owner of 6,615 shares of Common Stock owned by Deutsche Bank Securities Inc. ("DBSI") (formerly known as Deutsche Banc Alex. Brown Inc.), a wholly-owned subsidiary of Taunus. In addition, Taunus may be deemed to be the beneficial owner of 4,952 shares of Common Stock owned by Deutsche Bank Trust Company Americas ("DBTCA"), a wholly-owned subsidiary of Taunus. Taunus also may be deemed to be the beneficial owner of 300 shares of Common Stock owned by Deutsche Bank AG, London Branch ("DBAG London"), a wholly-owned subsidiary of Taunus, which when aggregated with the 6,615 and 4,952 shares of Common Stock which Taunus may be deemed to beneficially own as a result of the beneficial ownership of DBSI and DBTCA, constitutes beneficial ownership by Taunus of approximately 0.11% of the total number of the shares of outstanding Common Stock. Accordingly, Taunus's obligation to file reports on Schedule 13D has terminated.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) As of February 21, 2003, Taunus ceased to be the beneficial owner of more than five percent of the shares of Common Stock."

CUSIP No. 863236105               SCHEDULE 13D/A               Page 4 of 4 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2003



                               TAUNUS CORPORATION



                               By: /s/JAMES WILHELM
                                   ---------------------------
                                   Name:   James Wilhelm
                                   Title:  Assistant Secretary



                               By: /s/SONJA K. OLSEN
                                   ---------------------------
                                   Name:   Sonja K. Olsen
                                   Title:  Assistant Secretary